UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 19, 2016, a special general meeting of shareholders (the “Special Meeting”) of Macrocure Ltd. (“Macrocure” or the “Company”) approved, by the applicable requisite majority under Israeli law, each of the four proposals brought before the shareholders of Macrocure at the Special Meeting. The proposals included a merger proposal pursuant to which Macrocure will, subject to the satisfaction or waiver of the conditions to closing, merge with a wholly-owned subsidiary of Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, and  become a wholly-owned subsidiary of Leap (collectively, the “Merger”). At the effective time of the Merger, Leap will become a public company whose shares are traded on NASDAQ (assuming the approval of its listing application, such approval being a condition to the consummation of the Merger).

Each of the proposals approved at the Special Meeting was described in the Proxy Statement, dated November 25, 2016 (the “Proxy Statement”), that was distributed to Macrocure shareholders in connection with Special Meeting and annexed as Exhibit 99.2 to Macrocure’s Report of Foreign Private Issuer on Form 6-K that it furnished to the Securities and Exchange Commission on November 25, 2016 (the “Form 6-K”).

The Merger is subject to certain closing conditions (in addition to the foregoing approval of the listing application of Leap by NASDAQ) which were described in the Proxy Statement. In addition, under Israeli law, at least 30 days must elapse after the approval of the Merger by the shareholders of Macrocure before the Merger may become effective. Macrocure and Leap presently expect, subject to the timely satisfaction or waiver of all conditions to closing, to complete the transaction during the latter half of January 2017.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Macrocure’s Registration Statement on Form S-8 (SEC File No. 333-200173) and is to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this Form 6-K includes forward-looking statements that are not historical facts, such as whether shares of Leap will be listed for trading on NASDAQ and assumptions related to regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed Merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement, receipt and timing of any required governmental or regulatory approvals relating to the listing of Leap’s common stock or otherwise relating to the Merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this Form 6-K, and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: December 19, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer